To IES Shareholders . . .
               Maximize your dividend. Which annual dividend would
                               you rather receive?

                       This is what IES wants to send you:

            [Graphic presentation of annual dividend check for $450
                         to holder of 200 IES shares.]

       *Based on WPL dividend of $1.97 and conversion ratio of 1.14 shares of WPL common stock for every share of IES common stock.




                   This is what MidAmerican wants to send you:

             Graphic presentation of annual dividend check for $564
                         to holder of 200 IES shares.]

  **Based on MidAmerican dividend of $1.20 and exchange ratio of 2.346 shares of MidAmerican common stock for each share of IES common stock.



The MidAmerican Energy merger proposal offers IES shareholders a dividend 25% greater than the one proposed in the IES three-way merger which includes a Wisconsin utility. MidAmerican is offering an annual dividend of $2.82 for every existing IES share. The Wisconsin deal would pay IES shareholders only $2.25 per share. Of course, if you select MidAmerican's $39 cash option, you won't receive a dividend after your shares are sold. As always, the choice is yours.

     During the 1990s, MidAmerican Energy has been one of the fastest-growing utilities in the nation, with a solid A credit rating. We believe the MidAmerican proposal is better for IES shareholders. Vote to maximize your dividend . . .


                         VOTE AGAINST THE WISCONSIN DEAL.

IES shareholders have been sent proxy materials, including a BLUE proxy, by MidAmerican Energy. Check the "Against" box; sign, date and mail the BLUE proxy as soon as possible. We urge you not to return any green or white proxies sent to you by IES. If you have already returned your IES proxy, we urge you to change your vote now by sending the BLUE proxy. Only the latest-dated proxy will count. For more information about MidAmerican's merger proposal, call this toll-free number:

1-888-PRO-IOWA                               [MidAmerican Energy logo]
(1-888-776-4692)


MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the proposed IES/WPL/Interstate transaction and that proxy statement and the other materials are incorporated herein by reference.